Securities Compliance Group, Inc.

800 W. Fifth Ave, Suite 201a

Naperville, IL 60563

(888) 978-9901

www.IBankAttorneys.com

July 14, 2014

Via Overnight Courier & Email

Ms. Stacie Gorman

Senior Counsel

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

Realco International, Inc.

Registration Statement on Form S-1

Filed March 26, 2014

File No. 333-194811

Dear Ms. Gorman,

To follow you will find the response of Realco International, Inc. to the Securities and Exchange Commission's (the “Commission”) correspondence dated July 3, 2014.

Comment letter dated July 3, 2014

General

1.

We note your response to comment 2 and it appears that you have deleted your  accounting policy disclosure related to organization costs within the notes to your financial statements. Please disclose your accounting policy for both organization and offering costs and disclose the total amount of organization and offering costs incurred as of the most recent balance sheet date all within the notes to your financial statements.

Response

The disclosure in question was added to Note 2. Of the financial statements, Summary of Significant Accounting Policies

Financial Statements

Contents, pages 34 and 35

2. Please update the dates in your table of contents such that they are consistent with the actual periods included within your financial statements.

Response

The table of contents was updated to reflect the period ending March 31, 2014

Exhibit 23.1

3. Please include an updated consent from your auditors in an amended filing on Form S-1. The updated consent should include the appropriate date of the auditors’ report and the appropriate financial statement periods

Response

Please note the updated Exhibti 23.2 reflecting the appropriate financial statement periods.

Conclusion

Kindly contact this office should the Commission require further disclosure. Thank you for your time and consideration.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Attorney for Realco International, Inc.